

07000703

STATES
HANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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RECD S.E.C.
FEB 23 2007
503

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-65530 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Signal Hill Capital Group LLC

(No. and Street)

| Baltimore | Maryland | 21202 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory D. Andrews, Chief Financial Officer 410-796-4003

(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weil, Akman, Baylin & Coleman, P.A.

(Name – *if individual, state last, first, middle name*)

| 201 W. Padonia Road, Ste. 600 | Timonium | Maryland | 21093 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2007
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Gregory Andrews, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Signal Hill Capital Group LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____________________

____________________

____________________

[signature]
Signature

Chief Financial Officer
Title

____________________
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[signature]
Linda Grimes, Notary Public
My commission expires 08/01/2010
Howard County, Maryland


SEC MAIL PROCESSING
RECEIVED
FEB 2007
WASH. D.C.
186
SECTION

# Signal Hill Capital Group LLC

*FINANCIAL STATEMENTS*

*December 31, 2006 and 2005*

# SIGNAL HILL CAPITAL GROUP LLC

## TABLE OF CONTENTS



**Weil, Akman, Baylin & Coleman, P.A.** Certified Public Accountants
201 West Padonia Road • Suite 600 • Timonium, MD 21093-2186
410-561-4411 • Fax 410-561-4586 • http://www.wabccpas.com

**INDEPENDENT AUDITOR'S REPORT**

Board of Directors
Signal Hill Capital Group LLC
Baltimore, Maryland

We have audited the accompanying statements of financial condition of Signal Hill Capital Group LLC, as of December 31, 2006 and 2005 and the related statements of operations, changes in equity, changes in subordinated borrowings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Firm's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentations. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Signal Hill Capital Group LLC as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Security and Exchange Commission and Schedule II- Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedules of other income (expenses) on page 15 are also presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information on this schedule has not been subjected to the auditing procedures applied in the audit of the basic financial statements, and, accordingly, we express no opinion on it.

*Weil, Akman, Baylin & Coleman, P.A.*

Timonium, Maryland
February 8, 2007

# SIGNAL HILL CAPITAL GROUP LLC

## STATEMENTS OF FINANCIAL CONDITION

| DECEMBER 31, | 2006 | 2005 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 7,215,344 | $ 123,683 |
| Accounts receivable, net | 394,585 | 211,981 |
| Receivable from clearing broker | 361,566 | - |
| Investments, at market value | 67,700 | 16,014 |
| Accrued investment income | 54,041 | - |
| Prepaid expenses | 123,749 | 3,112 |
| Property and equipment, net | 231,379 | 48,717 |
| Other receivables | 107,990 | - |
| Security deposits | 22,160 | 6,670 |
| **TOTAL ASSETS** | $ 8,578,514 | $ 410,177 |
| **LIABILITIES AND EQUITY** | | |
| **LIABILITIES** | | |
| Accounts payable | $ 143,478 | $ 20,715 |
| Accrued expenses | 372,470 | 51,187 |
| Other liabilities | 214,253 | - |
| **Total liabilities** | 730,201 | 71,902 |
| **EQUITY** | 7,848,313 | 338,275 |
| **TOTAL LIABILITIES AND EQUITY** | $ 8,578,514 | $ 410,177 |

The accompanying notes are an integral part of these financial statements.

# SIGNAL HILL CAPITAL GROUP LLC

## STATEMENTS OF OPERATIONS

| FOR THE YEARS ENDED DECEMBER 31, | 2006 | 2005 |
|---|---|---|
| **REVENUES:** | | |
| Investment banking | $ 6,095,910 | $ 2,746,085 |
| Brokerage | 348,879 | - |
| **Total revenues** | 6,444,789 | 2,746,085 |
| **OPERATING EXPENSES:** | | |
| Compensation - employees | 2,146,060 | 1,394,090 |
| Communication and technology | 315,110 | 41,915 |
| Occupancy | 252,199 | 99,973 |
| Marketing and promotion | 215,396 | 46,746 |
| Clearing and execution | 51,266 | - |
| Depreciation | 38,251 | 20,940 |
| Other | 529,728 | 178,168 |
| Reimbursed expenses | 201,632 | 145,449 |
| **Total operating expenses** | 3,749,642 | 1,927,281 |
| **INCOME BEFORE COMPENSATION TO MEMBERS** | 2,695,147 | 818,804 |
| **COMPENSATION TO MEMBERS** | 2,622,778 | 810,000 |
| **INCOME FROM OPERATIONS** | 72,369 | 8,804 |
| **OTHER INCOME (EXPENSES)** | 150,794 | 6,946 |
| **NET INCOME** | $ 223,163 | $ 15,750 |

The accompanying notes are an integral part of these financial statements.

# SIGNAL HILL CAPITAL GROUP LLC

## STATEMENTS OF CHANGES IN EQUITY

## FOR THE YEARS ENDED DECEMBER 31,

| | Preferred Series A | Member Shares | Notes Receivable From Members | Total Equity |
|---|---|---|---|---|
| **BALANCE AT DECEMBER 31, 2004** | $ - | $ 342,525 | $ - | $ 342,525 |
| DISTRIBUTIONS | - | (20,000) | - | (20,000) |
| NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2005 | - | 15,750 | - | 15,750 |
| **BALANCE AT DECEMBER 31, 2005** | - | 338,275 | - | 338,275 |
| CONTRIBUTIONS | 3,804,150 | 4,583,784 | (1,097,638) | 7,290,296 |
| CASH DIVIDENDS | | (3,421) | - | (3,421) |
| STOCK DIVIDENDS | 39,900 | (39,900) | - | - |
| NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2006 | - | 223,163 | - | 223,163 |
| **BALANCE AT DECEMBER 31, 2006** | $ 3,844,050 | $ 5,101,901 | $ (1,097,638) | $ 7,848,313 |

The accompanying notes are an integral part of these financial statements.

# SIGNAL HILL CAPITAL GROUP LLC

## STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS

| FOR THE YEARS ENDED DECEMBER 31, | 2006 | 2005 |
|---|---|---|
| **Subordinated borrowings at January 1,** | $ - | $ 200,000 |
| Increases: | | |
| Issuance of subordinated note | - | - |
| Decreases: | | |
| Payment of subordinated note | - | (200,000) |
| **Subordinated borrowings at December 31,** | $ - | $ - |

The accompanying notes are an integral part of these financial statements.

# SIGNAL HILL CAPITAL GROUP LLC

## STATEMENTS OF CASH FLOWS

| FOR THE YEARS ENDED DECEMBER 31, | 2006 | 2005 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net income | $ 223,163 | $ 15,750 |
| Adjustments to reconcile net income to net cash provided (used) by operating activities: | | |
| Depreciation | 38,251 | 20,940 |
| Loss on disposal of property and equipment | 15,636 | 3,937 |
| Gain on sale of investments | (163) | (517) |
| Unrealized gain on investments | (8,941) | - |
| (Decrease) in reserve for doubtful accounts | - | (14,102) |
| (Increase) decrease in assets: | | |
| Accounts receivable | (182,604) | (133,988) |
| Receivable from clearing broker | (361,566) | - |
| Prepaid expenses | (120,638) | 65,584 |
| Accrued investment income | (54,041) | - |
| Other receivables | (107,990) | - |
| Security deposits | (15,490) | - |
| Increase (decrease) in liabilities: | | |
| Accounts payable | 122,763 | (8,277) |
| Accrued expenses | 317,859 | 2,350 |
| Other liabilities | 140,608 | - |
| **NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES** | 6,847 | (48,323) |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | |
| (Purchase) of investments | (43,933) | (32,268) |
| Proceeds from sale of investments | 1,351 | 16,769 |
| (Purchase) of property and equipment | (165,275) | (3,410) |
| Proceeds from sale of property and equipment | 2,375 | - |
| Redemption of certificate of deposit, net | - | 304,840 |
| **NET CASH (USED) PROVIDED BY INVESTING ACTIVITIES** | $ (205,482) | $ 285,931 |

The accompanying notes are an integral part of these financial statements.

| | 2006 | 2005 |
|---|---|---|
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Member receivables, net | $ - | $ 403 |
| Series A preferred contributions | 3,804,150 | - |
| Member contributions | 3,486,146 | - |
| (Distributions) to members | - | (20,000) |
| (Repayments) from subordinated borrowings | - | (200,000) |
| **NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES** | 7,290,296 | (219,597) |
| **NET CHANGE IN CASH AND CASH EQUIVALENTS** | 7,091,661 | 18,011 |
| **CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR** | 123,683 | 105,672 |
| **CASH AND CASH EQUIVALENTS - END OF YEAR** | $ 7,215,344 | $ 123,683 |

**Supplemental disclosure of cash flow information:**

| | 2006 | 2005 |
|---|---|---|
| **Noncash financing activities:** | | |
| Cancellation and allowance of member receivables | $ - | $ (20,000) |
| Assumption of fixed assets | $ 73,645 | $ - |
| Interest paid | $ 996 | $ 7,821 |

## NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Description of Business**

Signal Hill Capital Group LLC was organized on May 10, 2002 under the laws of the State of Delaware as a Limited Liability Company. The Firm is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) providing investment banking services, institutional brokerage and equity research for small and mid-cap companies and their investors. The Firm focuses its services on clean energy technologies, communications services and technologies, digital and traditional media, education and business services, and financial services. The Firm is headquartered in Baltimore, Maryland and has an office in San Francisco, California.

**Method of Accounting**

The financial statements are prepared on the accrual basis of accounting.

**Cash and Cash Equivalents**

The Firm considers all highly liquid financial instruments purchased with a maturity of three months or less at the time of purchase to be cash equivalents. The Firm maintains cash in bank deposit accounts, certificate of deposit accounts and other overnight accounts which, at times, may exceed federally insured limits. The Firm has not experienced any losses in such accounts. The Firm's management believes the Firm is not exposed to any significant credit risk on their balances.

**Investment Banking Revenue**

Investment banking revenue consists primarily of fees from merger and acquisition and other advisory assignments which are generally earned and recognized only upon successful completion of the engagements. Investment banking revenue also includes underwriting and private placement agency fees earned through the Firm's participation in public offerings and private placements of equity. Underwriting revenues include management fees, selling concessions, and underwriting fees, net of related syndicate expenses.

**Brokerage Revenue**

Substantially all of the Firm's brokerage revenue is derived from commissions generated from securities brokerage transactions in listed and over-the-counter equities. Commission revenues and related expenses resulting from securities transactions executed are recorded on a trade date basis. Brokerage revenue also includes net trading gains and losses as all trading operations are conducted in facilitation of customer orders. The Firm did not engage in proprietary trading in 2006 and 2005.

**Accounts Receivable**

Accounts receivable are uncollateralized customer obligations due under agreed upon terms and are generally payable upon receipt of invoice. Invoices dated over 30 days old are considered past due. Management does not normally charge interest on delinquent accounts.

The carrying amount of accounts receivable is reduced by a reserve allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management writes off all accounts upon determination that further collection efforts will be unsuccessful.

**NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)**

**Receivable From Clearing Broker**
The Firm clears customer transactions through another broker-dealer on a fully disclosed basis. The amount receivable from the clearing broker relates to the amount on deposit and the commissions related to customer transactions. The Firm has indemnified the clearing broker for any losses as a result of customer nonperformance.

**Investments**
Management determines the appropriate classification of investments in marketable securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. The classification of those investments and the related accounting policies are as follows:

Trading securities: Trading securities are held for resale in anticipation of short-term fluctuations in market prices. Trading securities, consisting primarily of actively traded equity securities, are stated at fair value. Realized and unrealized gains and losses are determined using the specific identification methods and are included in income.

Available-for-sale securities: Available-for-sale securities consist of marketable equity securities not classified as trading securities. Available-for-sale securities are stated at fair value, and unrealized holding gains and losses, are reported as a separate component of members equity.

Held to maturity securities: Held to maturity securities consist of bonds, notes and debentures for which the Firm has the positive intent and ability to hold to maturity and are stated at cost, adjusted for premiums and discounts that are recognized using the interest method over the period to maturity.

Realized gains and losses of available-for-sale and held to maturity securities are determined using the specific identification method and are included in income.

**Depreciation**
Property and equipment are stated at historical costs, less accumulated depreciation. Depreciation is computed over the estimated useful lives of the depreciable assets using the straight-line method. The estimated useful lives of the assets are as follows:

| | |
|---|---|
| Computer and office equipment | 3 - 5 years |
| Furniture and fixtures | 7 years |
| Leasehold improvements | Life of Lease |

**Income Taxes**
The Limited Liability Company is treated as a partnership which is not a taxpaying entity, for income tax purposes. The income from the Firm will be taxed directly to its members. Therefore, no provision for federal income taxes has been provided.

**Reimbursed Expenses**
Expenses that are incurred on behalf of and reimbursed by clients are included in investment banking revenue and operating expenses.

**NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)**

**Use of Estimates**
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

**Reclassifications**
Certain amounts in 2005 have been reclassified to conform with the 2006 presentation. Such reclassifications had no effect on previously reported net income.

**Advertising**
It is the Firm's policy to expense advertising costs as incurred. Advertising and promotion expense for the years ended December 31, 2006 and 2005 was $46,552 and $3,194, respectively.

**NOTE B. EQUITY**

The Limited Liability (LLC) Agreement, as amended, dated August 1, 2006, sets forth the respective rights and obligations of members of the Firm and provides for terms of its management and conduct of its affairs. The Firm's Operating Committee is responsible for managing the affairs of the Firm.

Under the LLC agreement, the Firm is authorized to issue 28,000 shares of Member Interest and 4,828 shares of Series A Preferred Stock. Subject to certain conversion features and anti dilution provisions in accordance with the LLC Agreement, the Firm may issue additional shares of certain classes of stock.

Except as disclosed below, the Firm is not obligated to make any periodic distributions to members or shareholders. The amount and timing of any distributions are at the discretion of the Board of Directors. The Firm is not permitted to pay or set aside dividends on shares of any class of stock unless the holders of Series A Preferred Stock first receive a dividend.

The amount of shares outstanding and distribution preferences for each class of stock are summarized below.

**Series A Preferred** - During 2006, the Firm issued 3,623 shares of Series A preferred stock to non-employee investors at a price of $1,050 per unit. The shares are convertible into shares of common stock and are entitled to cumulative dividends at a rate of 6.0% per year payable quarterly. The Firm has the option during the two years following issuance of the shares to pay dividends in additional shares of Series A Preferred Stock (PIK Dividends). During the year ended December 31, 2006, the Firm declared PIK dividends amounting to $43,321. The Firm issued 38 shares in January 2007 and paid fractional shares in cash. Series A preferred shareholders are entitled to receive a liquidation preference of $1,050 per share plus accrued but unpaid dividends before any liquidation payments are made on member interests.

**NOTE B. EQUITY - (continued)**

**Member Interests** - Common shares are purchased by partner level employees (members) of the Firm and are entitled to share in the operating profit of the Firm and a subordinated portion of liquidation proceeds.

A capital account is maintained for each member. The account is increased by capital contributions, allocable share of net profit and any items of income and or gain, and decreased by distributions, allocable share of net loss and any items of expense or loss.

The Firm shall distribute on or before April 1st of each year to each member the excess, if any, of the Member's Aggregate Tax Liability over the aggregate amounts previously distributed to such Member for all prior and current fiscal years (the Tax Distribution).

Member shares outstanding were 16,191 and 9,800 at December 31, 2006 and 2005, respectively.

**NOTE C. ACCOUNTS RECEIVABLE, net**

At December 31, accounts receivable consists of the following:

| | 2006 | 2005 |
|---|---|---|
| Accounts receivable | $ 423,308 | $ 240,704 |
| Less: allowance for doubtful accounts | 28,723 | 28,723 |
| **Accounts receivable, net** | $ 394,585 | $ 211,981 |

**NOTE D. INVESTMENTS**

**Investments - Trading**

The following table reflects the cost, gross unrealized gains and losses and fair value of investment securities held at December 31, 2006 and 2005:

| | Cost | Gross Unrealized Gains | Gross Unrealized Losses | Market Value |
|---|---|---|---|---|
| December 31, 2006 | | | | |
| Mutual funds | $ 58,759 | $ 8,941 | $ - | $ 67,700 |
| December 31, 2005 | | | | |
| Mutual funds | $ 16,014 | $ - | $ - | $ 16,014 |

## NOTE E. PROPERTY AND EQUIPMENT, net

At December 31, property and equipment consists of the following:

| | 2006 | 2005 |
|---|---|---|
| Computer and office equipment | $ 228,449 | $ 67,913 |
| Furniture and fixtures | 74,596 | 38,270 |
| Leasehold improvements | 4,940 | - |
| | 307,985 | 106,183 |
| Less: accumulated depreciation | 76,606 | 57,466 |
| **Property and equipment, net** | $ 231,379 | $ 48,717 |

Depreciation expense was $38,251 and $20,940 for the years ended December 31, 2006 and 2005, respectively.

## NOTE F. COMMITMENTS

**Operating Leases and Subscriptions**

The Firm sub-leases its headquarters in Baltimore, Maryland with an expiration date of December, 2014 and leases its San Francisco, California facilities with an expiration date of July, 2007. The Baltimore lease has increasing minimum monthly payments from $28,976 to $35,036. The San Francisco leases require minimum monthly payments of $2,980 and $3,600. The Firm is liable for varying common area maintenance charges on each lease. Total rent expense was $218,418 and $99,973 for the years ended December 31, 2006 and 2005, respectively.

The Firm has entered into various lease agreements for office equipment and commitments for financial data and other services. The terms of the leases and subscriptions expire between June 2008 and July 2010. Monthly payments range between $290 and $3,750. Rental and subscription expense related to these agreements for the years ended December 31, 2006 and 2005 was $58,410 and $22,205, respectively.

Future minimum rental commitments are as follows:

| | |
|---|---|
| December 31, 2007 | $ 377,485 |
| 2008 | 459,183 |
| 2009 | 386,334 |
| 2010 | 379,724 |
| 2011 | 387,570 |
| Thereafter | 1,227,839 |
| | $ 3,218,135 |

**Deferred Bonus Agreement**

The Firm is liable for deferred bonus payments to certain employees. One third of the deferred bonus vests and is payable annually on December 31st, subject to continued employment. At December 31, 2006 and 2005, the Firm paid its obligation to employees that met the conditions for the deferred bonus agreement.

### NOTE G. CUSTOMER CONCENTRATIONS

During the years ended December 31, 2006 and 2005, 68% and 83%, respectively of investment banking revenues were earned from four clients. Three of the four clients in each year were distinct.

During the years ended December 31, 2006 and 2005, 69% and 0%, respectively of brokerage fees were earned from five clients.

### NOTE H. RELATED PARTY TRANSACTIONS

The Firm earned an Investment Banking fee from an entity owned 100% by the Firm's President. Investment banking fees earned were $250,000 and $0 for the years ended December 31, 2006 and 2005, respectively.

The Firm's President issued a letter of credit to secure the lease of the Firm's headquarters in Baltimore, Maryland.

During the year 2006, the Firm received cash and notes from employees as consideration for the purchase of member interests. The notes bear interest at 8.0% and mature in October 2009. Interest income earned was $21,213 and $0 for the years ended December 31, 2006 and 2005 respectively.

### NOTE I. RETIREMENT PLAN

The Firm has a 401(k) Plan and Profit Sharing Plan for substantially all full-time employees meeting the general eligibility requirements of the plan. The plan allows for Elective Deferrals and Safe Harbor Contributions, both of which are immediately vested. The Firm, at its discretion, can make Profit Sharing Contributions. The Firm accrued total contributions to this plan for the years ended December 31, 2006 and 2005, in the amounts of $78,918 and $72,239, respectively.



# SUPPLEMENTARY INFORMATION

# SIGNAL HILL CAPITAL GROUP LLC

## SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2006

**Net Capital**

| | | |
|---|---|---|
| Total equity | | $ 7,848,313 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Accounts and interest receivables | $ 448,626 | |
| Prepaid expenses | 123,749 | |
| Other receivables | 107,990 | |
| Property and equipment, net | 231,379 | |
| Security deposits | 22,160 | |
| | | 933,904 |
| Net capital before haircuts on securities positions | | 6,914,409 |
| Haircuts on cash equivalents and securities positions | | (153,189) |
| Net Capital | | $ 6,761,220 |
| Aggregate indebtedness | | |
| Items included in the statement of financial condition: | | $ 730,201 |
| Total aggregate indebtedness | | $ 730,201 |
| Computation of basic net capital requirement | | |
| Minimum net capital required | | $ 127,000 |
| Excess net capital | | $ 6,634,220 |
| Ratio: Aggregate indebtedness to net capital | | 0.11 to 1 |

There are no material differences between the net capital computation as set forth in Schedule I and the computation filed by the Company on Securities and Exchange Commission Form X-17a-5 (Focus Report-Part IIA) as of December 31, 2006. Therefore, no reconciliation has been presented.

See independent auditor's report.

# SIGNAL HILL CAPITAL GROUP LLC

## SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2006

Signal Hill Capital Group LLC operates under the (k)(2)(ii) exemption pursuant to SEC Rule 15c3-3 (the Customer Protection Rule). The firm does not hold customer funds or safekeep customer securities and clears all transactions with and for customers on a fully diclosed basis with its clearing firm. Therefore, no computation for determination of reserve requirements pursuant to SEC Rule 15c3-3 is presented.

# SIGNAL HILL CAPITAL GROUP LLC

## SCHEDULES OF OTHER INCOME (EXPENSES) (Unaudited)

| FOR THE YEARS ENDED DECEMBER 31, | 2006 | 2005 |
|---|---|---|
| Investment income | $ 158,322 | $ 18,187 |
| Gain on sale of investments | 163 | 517 |
| Unrealized gain on investments | 8,941 | - |
| Interest expense | (996) | (7,821) |
| Loss on disposal of property and equipment | (15,636) | (3,937) |
| **TOTAL OTHER INCOME (EXPENSES)** | $ 150,794 | $ 6,946 |



See independent auditor's report.



**Weil, Akman, Baylin & Coleman, P.A.** Certified Public Accountants
201 West Padonia Road • Suite 600 • Timonium, MD 21093-2186
410-561-4411 • Fax 410-561-4586 • http://www.wabccpas.com

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL**

Board of Directors
Signal Hill Capital Group LLC
Baltimore, Maryland

In planning and performing our audit of the financial statements of Signal Hill Capital Group LLC for the year ended December 31, 2006, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Signal Hill Capital Group LLC, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate indebtedness) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following: (1) making the quarterly securities examinations, counts, verifications and comparisons; (2) recordation of differences required by rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; (4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers required by rule 15c3-3.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control for safeguarding securities that we consider to be material weaknesses as defined above.

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL**
**(Continued)**

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

*Weil, Akman, Baylin & Coleman, P.A.*

Timonium, Maryland
February 8, 2007


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